Exhibit 99.1

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS	Registered with the Public Company
5 Triad Center, Suite 750	Accounting Oversight Board
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders

e-Future Information Technology Inc.

We have audited the accompanying consolidated balance sheets of e-Future Information Technology Inc. and subsidiary as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006, presented in Chinese Yuan (Renminbi). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of e-Future Information Technology Inc. and subsidiary as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, presented in Chinese Yuan (Renminbi), in conformity with accounting principles generally accepted in the United States of America.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah

March 14, 2007

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2006
	2005	2006
ASSETS			(Unaudited)
Current assets
Cash and cash equivalents	¥8,834,817	¥61,464,737	$7,875,955
Trade accounts receivable, less allowance for doubtful accounts of ¥960,682, ¥2,109,910 ($270,359), respectively	3,788,397	4,452,959	570,592
Refundable value added tax	2,543,534	2,470,941	316,621
Deposits	511,401	44,943	5,759
Advances to employees	1,035,820	1,198,601	153,586
Advances to suppliers, less allowance for doubtful accounts of ¥145,700 and ¥0 ($0), respectively	108,190	443,030	56,769
Other receivables	231,672	171,120	21,927
Prepaid expenses	474,112	534,755	68,522
Inventory	4,146,409	4,121,136	528,073
Loan to guarantor	800,000	—	—

Total current assets	22,474,352	74,902,222	9,597,804

Non-current assets
Deferred offering costs	2,009,360	—	—
Property and equipment, net of accumulated depreciation of ¥4,010,980, ¥4,690,856 ($601,076), respectively	1,157,117	1,014,581	130,006
Intangible assets - Internally generated software, net of accumulated amortization of ¥5,951,553 ,¥8,678,751 ($1,112,076), respectively	6,016,845	7,108,244	910,835

Total non-current assets	9,183,322	8,122,825	1,040,841

Total assets	¥31,657,674	¥83,025,047	$10,638,645

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	¥2,800,000	¥—	$—
Trade accounts payable	1,612,044	1,230,782	157,710
Accrued expenses	3,483,799	3,941,618	505,071
Taxes payable	5,664,924	5,182,615	664,089
Advances from customers	6,004,589	8,121,043	1,040,612

Total current liabilities	¥19,565,356	¥18,476,058	$2,367,482

Shareholders’ equity (deficit)
Ordinary shares, $0.0756 U.S. Dollars (¥0.6257) par value; 6,613,756 shares authorized; 1,500,000 and 2,633,500 shares outstanding, respectively	938,550	1,647,781	211,143
Additional paid-in capital	33,592,443	77,726,236	9,959,667
Statutory reserves	3,084,020	3,084,020	395,179
Accumulated other comprehensive loss - foreign currency translation	—	(491,079)	(62,926)
Accumulated deficit	(25,522,695)	(17,417,969)	(2,231,900)

Total shareholders’ equity	12,092,318	64,548,989	8,271,163

Total liabilities and shareholders’ equity	¥31,657,674	¥83,025,047	$10,638,645

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
Revenues
Software sales	¥25,130,089	¥25,177,810	¥29,832,720	$3,822,698
Hardware sales	5,141,041	10,241,749	11,403,473	1,461,216
Service fee income	4,432,167	3,824,442	6,607,337	846,649

Total Revenues	34,703,297	39,244,001	47,843,530	6,130,563

Cost of revenues
Cost of software	10,097,528	7,815,315	7,665,866	982,287
Cost of hardware	4,097,518	8,681,619	10,548,649	1,351,680
Cost of service fee income	1,033,167	901,973	1,887,676	241,883
Amortization of software costs	1,966,420	2,305,835	2,727,198	349,457

Total Cost of Revenue	17,194,633	19,704,742	22,829,389	2,925,307

Gross Profit	17,508,664	19,539,259	25,014,141	3,205,256

Expenses
Research and development	1,419,937	93,814	527,219	67,557
Selling and distribution	4,786,308	5,790,675	9,210,975	1,180,274
General and administrative	6,104,657	7,811,742	7,298,980	935,275

Total Expenses	12,310,902	13,696,231	17,037,174	2,183,106

Income from operations	5,197,762	5,843,028	7,976,967	1,022,150

Interest income	16,108	110,268	141,230	18,097
Interest expense	(688,680)	(483,033)	(13,471)	(1,726)

Net income	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521

Earnings per ordinary share
Basic	¥4.91	¥4.43	¥4.80	$0.61
Diluted	¥2.90	¥3.50	¥4.43	$0.57

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Chinese Yuan (Renminbi)
	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Subscriptions Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount
Balance as of December 31, 2003	921,875	¥576,817	¥889,663	¥1,584,702	¥(575,722)	¥—	¥(34,018,830)	¥(31,543,370)
Contributed interest	—	—	346,096	—	—	—	—	346,096
Transfer to statutory reserves	—	—	—	678,779	—	—	(678,779)	—
Net income for the year	—	—	—	—	—	—	4,525,190	4,525,190

Balance as of December 31, 2004	921,875	576,817	1,235,759	2,263,481	(575,722)	—	(30,172,419)	(26,672,084)
Conversion of Series A preferred stock	578,125	361,733	30,222,260	—	—	—	—	30,583,993
Contributed interest	—	—	236,742	—	—	—	—	236,742
Forgiveness of debt by majority shareholder	—	—	1,897,682	—	—	—	—	1,897,682
Payment of subscription receivable	—	—	—	—	575,722	—	—	575,722
Transfer to statutory reserves	—	—	—	820,539	—	—	(820,539)	—
Net income for the year	—	—	—	—	—	—	5,470,263	5,470,263

Balance as of December 31, 2005	1,500,000	938,550	33,592,443	3,084,020	—	—	(25,522,695)	12,092,318
Issuance of ordinary shares and warrants for cash, net of offering costs	1,133,500	709,231	44,133,793	—	—	—	—	44,843,024
Net income for the year	—	—	—	—	—	—	8,104,726	8,104,726
Foreign currency translation adjustment	—	—	—	—	—	(491,079)	¥—	(491,079)

Balance as of December 31, 2006	2,633,500	¥1,647,781	¥77,726,236	¥3,084,020	¥—	¥(491,079)	¥(17,417,969)	¥64,548,989

	U.S. Dollars (Unaudited)
	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Subscriptions Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount
Balance as of December 31, 2005	1,500,000	$120,264	$4,304,461	$395,179	$—	$—	$(3,270,421)	$1,549,483
Issuance of ordinary shares and warrants for cash, net of offering costs	1,133,500	90,879	5,655,206	—	—	—	—	5,746,085
Net income for the year	—	—	—	—	—	—	1,038,521	1,038,521
Foreign currency translation adjustment	—	—	—	—	—	(62,926)	—	(62,926)

Balance as of December 31, 2006	2,633,500	$211,143	$9,959,667	$395,179	$—	$(62,926)	$(2,231,900)	$8,271,163

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
Cash flows from operating activities:				(Unaudited)
Net income	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,106,019	574,954	679,876	87,118
Amortization of intangible assets	1,966,420	2,305,835	2,727,198	349,457
Loss on disposition of property and equipment	8,726	8,759	—	—
Interest on notes payable contributed by shareholders	346,096	236,742	—	—
Change in assets and liabilities:
Trade accounts receivable	2,296,537	126,677	(664,562)	(85,155)
Refundable value added tax	(1,788,333)	119,659	72,593	9,302
Deposits	(35,096)	5,976	466,458	59,771
Advances to employees	108,652	84,682	(162,781)	(20,858)
Advances to suppliers	3,870,044	240,220	(334,840)	(42,906)
Other receivables	451,307	54,001	60,552	7,759
Prepaid expenses	—	(474,112)	(66,189)	(8,481)
Inventory	2,750,908	(711,057)	25,277	3,239
Trade accounts payables	(4,128,140)	1,252,205	208,096	26,665
Accrued expenses	639,942	(1,811,714)	(101,711)	(13,033)
Taxes payable	2,303,828	358,033	(482,309)	(61,802)
Advances from customers	(8,301,726)	(15,108)	2,116,454	271,198

Net cash provided by operating activities	6,120,374	7,826,015	12,648,838	1,620,795

Cash flows from investing activities:
Purchases of property and equipment	(79,633)	(545,155)	(537,340)	(68,854)
Payments for internally generated software	(1,810,761)	(3,081,257)	(3,818,597)	(489,307)
Loan to guarantor	—	(800,000)	—	—
Collection of loan to guarantor	—	—	800,000	102,510
Amounts due to a related company	—	(575,722)	—	—
Amounts due from a related company	1,345,393	146,699	—	—

Net cash used in investing activities	(545,001)	(4,855,435)	(3,555,937)	(455,651)

Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	—	(2,009,360)	47,128,495	6,038,940
Proceeds received from loans to shareholders	41,183	53,973	—	—
Proceeds from short-term loans	—	2,800,000	—	—
Proceeds from subscription receivable	—	575,722	—	—
Repayment of short-term loan	(4,800,000)	—	(2,800,000)	(358,786)

Net cash provided by (used in) financing activities	(4,758,817)	1,420,335	44,328,495	5,680,154

Effect of exchange rate changes on cash	—	—	(791,476)	(101,418)
Net increase in cash	816,556	4,390,915	52,629,920	6,743,881
Cash and cash equivalents at beginning of year	3,627,346	4,443,902	8,834,817	1,132,074

Cash and cash equivalents at end of year	¥4,443,902	¥8,834,817	¥61,464,737	$7,875,955

Supplemental cash flow information
Interest paid	¥336,603	¥186,412	¥66,593	8,533

Noncash Investing and Financing Activities:
Offset of Hainan Future Company payable	¥—	¥2,526,595	¥—	$—
Forgiveness of debt recognized as contribution	¥—	¥1,897,682	¥—	$—
Conversion of series A convertible preferred stock	¥—	¥30,222,260	¥—	$—

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – e-Future Information Technology, Inc. is a Cayman Islands Corporation. Its wholly owned subsidiary e-Future (Beijing) Tornado Information Technology, Inc. is a Beijing foreign investment enterprise in the People’s Republic of China (the PRC).

Nature of Operations – The Company is mainly engaged in developing and selling Enterprise Resource Planning (ERP) software and providing ONE-STOP solutions for distribution, retail and logistics businesses focused on the supply chain front market for manufacturers, retailers, distributors and third party logistics, and in providing the related system integration service and technical training services. Systems integration services involve system design and system implementation through the application of the software as well as ongoing technical supporting services.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Translating Financial Statements – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s functional currency is the Chinese Yuan (Renminbi) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader, are not presented in accordance with accounting principles generally accepted in the United States of America and are unaudited. Solely for this purpose, the consolidated financial statements have been translated into U.S. dollars at the rate of ¥7.8041 = US$1.00, the approximate exchange rate prevailing on December 31, 2006. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

Reclassifications – Certain 2005 amounts have been reclassified to bring them into conformity with the 2006 presentation. These reclassifications had no effect on the previously reported net income.

Consolidation – The accompanying consolidated financial statements include the accounts of e-Future Information Technology Inc. and of its wholly owned subsidiary, e-Future (Beijing) Tornado Information Technology Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In particular, the estimated allowance for doubtful accounts could change in the near term.

Fair Values of Financial Instruments – The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, advances to suppliers, trade accounts payable, accrued liabilities and advances from customers approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents – Cash and cash equivalents are comprised of cash on hand, demand deposits and short-term debt investments with original maturities of no more than three months.

Trade Accounts and Other Receivables – Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Other receivables are from transactions with non-trade customers.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

Inventory – Inventory is comprised of purchased software available for resale, other consumable materials and work in process. Inventory is stated at the lower of average cost or net realizable value. Work in process consists of costs incurred on contracts that have not been completed nor recognized as revenue.

Valuation of Long-lived Assets – The carrying values of the Company’s long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company projects the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

Intangible Assets – Internally Generated Computer Software Costs and Research and Development – The Company charges all development costs to research and development until technological feasibility has been established. Technological feasibility has been established when a detail program design has been completed, or the completion of a working model. After reaching technological feasibility, additional software costs are capitalized until the software is available for general release to customers. The estimated useful life of capitalized software development expenditures is the shorter of four years or the estimated period of realization of revenue from the related software.

Revenue Recognition – The Company recognizes revenue when it is realized and earned. The Company considers revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the client and the client has signed a completion and acceptance report, risk of loss has transferred to the client, client acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

The Company provides the following products and services: self-developed software, purchased software, purchased hardware, system design and integration, and post-contract maintenance and technical support.

Software

The Company sells self-developed software and software purchased from other vendors. For software sales, the Company recognizes revenues in accordance with the provisions of Statement of Position No. 97-2, Software Revenue Recognition, and related interpretations. Revenue from perpetual (one-time charge) licensed software is recognized at the inception of the license term. Revenue from term (monthly license charge) arrangements is recognized on a subscription basis over the period that the customer is using the license. The Company does not provide any rights of return or warranties on the Company’s software.

Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as software, hardware and post-contract service using vendor-specific objective evidence of fair value. Such evidence consists of pricing of multiple elements when those same elements are sold as separate products or arrangements. Software maintenance for the first year and initial training are included in the purchase price of the software. Initial training is provided at the time of installation and is recognized as income as part of the price of the software since it is minimal in value. Maintenance is valued based on the fee schedule used by the Company for providing the regular level of maintenance service as sold to customers when renewing their maintenance contracts on a stand alone basis. Maintenance revenue is included in the statement of operations under service fee income and is recognized over the term of the agreement.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

Hardware

Revenue from hardware sales is generally recognized when the product is shipped to the customer and when there are no unfulfilled Company obligations that affect the customer’s final acceptance of the arrangement.

Services

The Company provides services for system integration which involves the design and development of complex information technology systems to the customer’s specifications. These services are provided on a fixed-price contract and the contract terms generally are short term. Revenue is recognized on the completed-contract method when delivery and acceptance is determined by a completion report signed by the customer.

Work in process inventory represents the cost of work performed towards providing such services that has not been completed as of the balance sheet date.

The Company offers telephone and minimal on-site support to its customers on a stand alone basis. Revenue from maintenance and technical support is recognized over the period of the agreement.

Advances from customers represent deposits received as of the balance sheet date. Advances include amounts related to projects that had yet to be completed.

Deferred revenue represents unearned amounts billed to customers related to post-contract maintenance agreements.

Cost of Revenues – Costs associated with contracts are deferred and recognized as inventory until the services are completed, the products and software are installed and delivered to and accepted by the customer. When the criteria for revenue recognition have been met, costs incurred are recognized as cost of revenue. Cost of revenues include wages, materials, handling charges, and other expenses associated with the development of information technology systems to the customer’s specifications, the cost of purchased hardware and software, and costs related to technical support services. Amortization of capitalized software costs is included in the cost of revenue.

Advertising Costs – Advertising costs are expensed when incurred. Total advertising expense was ¥963,163, ¥905,012, and ¥280,891 ($35,993) for the years ended December 31, 2004, 2005 and 2006, respectively.

Income taxes – Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109, Accounting for Income Taxes. Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. A valuation allowance is recorded against deferred tax assets if it is not likely that the asset will be realized.

In June 2006, the Financial Accounting Standards Board issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition classification, interest and penalties, accounting in interim periods, disclosure, and transition. The interpretation is effective for the fiscal years beginning after December 15, 2006. The impact of adoption of this interpretation on the Company’s consolidated financial statements, if any, has not yet been determined.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

Net Earnings per Ordinary Share – Basic earnings per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding. Diluted earnings per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding. Potential ordinary share equivalents consist of shares issuable upon the conversion of preferred stock and the exercise of stock options and warrants.

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings per share and the weighted-average ordinary shares outstanding for the years ended December 31, 2004, 2005 and 2006:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
Net income	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521

Basic weighted-average ordinary shares outstanding	921,875	1,235,488	1,689,434	1,689,434
Effect of dilutive securities:
Series A convertible preferred stock	578,125	264,512	—	—
Stock options and warrants	62,499	62,499	141,824	141,824

Diluted weighted-average ordinary shares outstanding	1,562,499	1,562,499	1,831,258	1,831,258

Basic earnings per share	¥4.91	¥4.43	¥4.80	$0.61
Diluted earnings per share	¥2.90	¥3.50	¥4.43	$0.57

Stock-Based Compensation – Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards 123 (Revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prior to the Company adopting SFAS 123R, stock-based compensation plans were accounted for under Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of grant. The Company adopted the disclosure-only provision of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123).

For the years ended December 31, 2004, 2005 and 2006, the Company had no compensation expense related to stock options.

For options granted subsequent to the adoption date of SFAS 123R on January 1, 2006, the fair value of each stock option grant will be estimated on the date of grant using the Black-Scholes option pricing model. The Company had no stock option grants during the years ended December 31, 2004, 2005 or 2006. During the years ended December 31, 2004, 2005 and 2006 there were 62,499 of options outstanding that had not be exercised as of December 31, 2006.

Recently Enacted Accounting Standards – In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

of Financial Assets and Extinguishments of Liabilities and related interpretations. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 amends SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and related interpretations. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for the Company as of January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). Under SFAS 158, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. The effective date of the recognition and disclosure provisions for calendar-year public companies is for calendar years ending after December 15, 2006. The Company is currently evaluating the impact of this new standard but it is not expected to have a significant effect on the consolidated financial statements for the year ending December 31, 2006.

Business Segments – The Company operates in one industry which includes the sale of computer software, hardware and services solely to customers in China; therefore, no business segment information has been presented.

NOTE 3. INVENTORY

Inventory consisted of the following at December 31, 2005 and 2006:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2006
	2005	2006
			(Unaudited)
Purchased software	¥138,376	¥—	$—
Work in process	3,940,196	4,038,375	517,468
Other	67,837	82,761	10,605

Total inventory	¥4,146,409	¥4,121,136	$528,073

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Motor vehicles	10 Years
Leasehold improvements - shorter of	3 Years or Lease Term
Office equipment	5 Years
Communication equipment	5 Years
Software	5 Years

Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition. Depreciation expense was ¥1,106,019, ¥574,954, and ¥679,876 ($87,118) for the years ended December 31, 2004, 2005, and 2006, respectively. Property and equipment consisted of the following at December 31, 2004 and 2005:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2006
	2005	2006
			(Unaudited)
Motor vehicles	¥290,000	¥290,000	$37,160
Leasehold improvements	280,711	433,394	55,534
Office equipment	3,893,567	4,266,615	546,715
Communication equipment	157,279	161,344	20,674
Software	546,540	554,084	70,999

Total	5,168,097	5,705,437	731,082
Less: Accumulated depreciation	(4,010,980)	(4,690,856)	(601,076)

Property and equipment, net	¥1,157,117	¥1,014,581	$130,006

NOTE 5. INTERNALLY GENERATED SOFTWARE

Intangible assets consist of the cost of computer software acquired, which is included in property and equipment, and the cost of computer software available for sale that has been internally developed by the Company. The components of intangible assets at December 31, 2005 and 2006 are as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2006
	2005	2006
			(Unaudited)
Internally generated software	¥11,968,398	¥15,786,995	$2,022,910
Less: Accumulated amortization	(5,951,553)	(8,678,751)	(1,112,076)

Intangible assets, net	¥6,016,845	¥7,108,244	$910,835

All intangible assets have a useful life of and are amortized over 4.0 years. Amortization expense for the years ended December 31, 2004, 2005 and 2006 was ¥1,966,420, ¥2,305,835 and ¥2,727,198 ($349,457), respectively. Estimated aggregate amortization expense as of December 31, 2006 for the succeeding five years ending December 31, is as follows:

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

	Chinese Yuan (Renminbi)	U.S. Dollars
		(Unaudited)
2007	¥2,599,319	$333,071
2008	2,096,176	268,599
2009	1,450,407	185,852
2010	566,737	72,620
2011	—	—
Undetermined	395,605	50,693

Research and development costs for the years ended December 31, 2004, 2005 and 2006 were ¥1,419,937, ¥93,814 and ¥527,219 ($67,557), respectively. The Company has capitalized ¥395,605 of software costs that are not yet being amortized as the Company has yet to receive certification from the government for computer software that was recently developed. When the Company receives certification from the government these capitalized software costs will be amortized.

NOTE 6. SHAREHOLDERS’ EQUITY (DEFICIT)

Reverse Stock Split – On June 16, 2005, the shareholders of the Company approved a 1-for-7.560678 reverse stock split to its outstanding ordinary shares. This split also affected the potential conversion of the preferred stock. The number of ordinary shares outstanding for all periods presented has been retroactively restated to reflect the reverse stock split in the accompanying consolidated financial statements. The shareholders of the Company changed its authorized capital to 6,613,756 ordinary shares with a par value of $0.0756 U.S. Dollars per share.

Preferred stock – The Company’s Articles of Association allows for the issuance of convertible preferred stock in the amount of 10,000,000 shares at a par value of $0.0756 per share with the rights as described in those articles. Holders of the preferred stock have the same voting rights as holders of ordinary stock. All other material rights are to be determined by special resolution of the board of directors.

Series A Convertible Preferred Stock – At December 31, 2004, there were 4,016,610 shares of Series A convertible preferred stock outstanding. Holders of the Series A convertible preferred stock had the same voting rights as holders of ordinary stock. Series A convertible preferred stock holders were entitled to the number of votes equal to the number of ordinary shares into which such shares of Series A convertible preferred were convertible. The conversion rate was one share of Series A preferred stock to 0.1439335 shares of ordinary stock, or 578,125 shares.

At any time starting April 20, 2006, any majority holder of Series A convertible preferred stock had the right to require the Company to redeem of the Series A convertible preferred stock at a redemption price of ¥7.61 ($0.94) per share plus all declared but unpaid dividends. From the date of issuance in 2001, the redemption amount was ¥30,583,993. As a result, the Series A convertible preferred stock was mandatorily redeemable and was classified as a long-term liability upon adopting SFAS No. 150 during 2003. In accordance with EITF D-98, the Company recorded the carrying amount of the redeemable Series A preferred stock at its fair value when it was issued on April 20, 2001. The fair value was determined based upon its redemption value at that date and resulted in a charge to accumulated deficit of ¥9,894,407 during 2001. There were no changes in the redemption value from the date of issuance through June 16, 2005.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

Holders of Series A preferred were entitled to receive non-cumulative dividends of ¥0.25 per share per annum only if declared by the Board of Directors. No dividends were declared.

Upon the close of an underwritten public offering, at a public price which represents a valuation of the share capital of the Company of at least ¥662,120,000 and with the gross proceeds to the Company of at least ¥165,530,000, the shares of Series A convertible stock would automatically be converted into shares of ordinary stock based upon the conversion price described above. In the event of liquidation, the holders of the Series A Preferred stock were entitled to a ratable liquidating distribution of up to ¥5.13 per share and any dividends declared but unpaid.

On June 16, 2005, all 4,016,610 shares of Series A preferred stock were converted into 578,125 shares of ordinary stock. The preferred shares were consolidated into ordinary shares on June 16, 2005.

Ordinary Shares – During October 2006 the Company closed its initial public offering of 1,133,500 ordinary shares at ¥47.27 per share under the terms of the offering and realized gross proceeds of ¥53,581,679 before cash offering costs of ¥8,738,655. In addition, the Company issued the placement agents warrants to purchase 113,350 shares of common stock at ¥56.19 per share for a period of five years. The Company accounted for the warrants as an additional offering cost.

Subscriptions Receivable – Reflected as a reduction to stockholders’ deficit at December 31, 2003 and 2004 was ¥575,722 due from stockholders related to 921,875 shares of outstanding ordinary stock that were issued to the founding shareholders in November 2000 and April 2001. The shareholders made cash payments during September 2005 of ¥575,722 which paid the subscriptions receivable in full.

Statutory Reserves – According to the Articles of Association, the Company is required to transfer a certain portion of its net profits, as determined under PRC accounting regulations, from accumulated deficit to both the surplus reserve fund and the public welfare fund. In 2004 and 2005, the Company transferred to these funds ¥678,779 and ¥820,539, respectively. The amount comprising the surplus reserve fund was ¥2,056,013 at both December 31, 2005 and 2006. The amount comprising the public welfare fund was ¥1,028,007 ($131,726) at both December 31, 2005 and 2006.

Stock Options – During 2002, the Company granted stock options to purchase 62,499 shares of ordinary shares to employees and directors. At December 31, 2005, and 2006, the Company had 62,499 options outstanding. These options vested over 2 years and have an exercise price of $4.71 (¥36.76) per share. The options are exercisable through 2012.

On August 20, 2005, the Company adopted the e-Future Information Technology, Inc. Stock Option Plan (the Plan), which authorized for grant stock options equivalent to five percent of the total number of ordinary shares outstanding immediately following the initial public offering of the Company.

The Plan allows the Company to grant options as a means of providing equity incentives to key personnel, giving them a proprietary interest in the Company and its success and progress. The options pursuant to this plan shall vest over a five year period at a rate of 20% per year and shall expire after 10 years. The exercise price of each option shall be the fair market value of an ordinary share on the date of grant. The plan will expire on December 31, 2014. As of December 31, 2006 no options had been granted under the Plan.

NOTE 7. RELATED-PARTY TRANSACTIONS

Amounts Due From a Related Company – At December 31, 2003, e-Future (Beijing) Tornado Information Technology, Inc. (“e-Future Beijing”) had advanced ¥4,018,687 to Hainan Future Company (“Hainan”), a company owned by the principal shareholders of the Company. The balance arose as the result of payments to suppliers on behalf of Hainan, cash advances to Hainan, Hainan’s collection of cash receipts from E-Future’s customers, and the sale of an investment in a company to Hainan, less the collection of cash receipts from Hainan’s customers, less Hainan’s payments to suppliers on behalf of E-Future, less the cost of software purchased from Hainan and less the purchase of two real estate parcels from Hainan. Hainan

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

had no operations or employees from December 31, 2001. As a result, E-Future made payments to, provided services to and collected cash receipts from Hainan’s customers during the years ended December 31, 2004 and 2005. Those transactions along with the resulting balances receivable from Hainan were as follows:

	For the Years Ended December 31,
	2004	2005
Beginning balance	¥4,018,687	¥2,673,294
Payments of (refunds from) Hainan suppliers	155,307	(146,699)
Offset receivable from Hainan against payable to Hainan	—	(2,526,595)
Collection of cash receipts from Hainan’s customers	(1,500,700)	—

Ending Balance	¥2,673,294	¥—

Amounts Due to Related Parties – Represented the amounts due to Mr. Li and to Hainan Future Company, the former shareholders of e-Future Beijing, of ¥1,000,000 ($123,913) and ¥4,000,000 ($495,651), respectively, for the acquisition of the Company’s equity interest in e-Future Beijing. The balances due were unsecured, had no fixed terms of repayment and were considered due on demand. As amounts due did not require the payment of interest, the Company calculated interest expense at its incremental borrowing rate and has recorded the interest expense and additional paid-in capital. For the years ended December 31, 2004 and 2005, the Company calculated interest expense at 6.9%.

On August 12, 2005, the Company paid Hainan ¥575,722 towards the amount due to Hainan. On September 25, 2005, Hainan acquired Mr. Li’s ¥1,000,000 receivable from the Company. On November 18, 2005, the Company and Hainan entered into an agreement whereby ¥1,897,683 of the payable to Hainan was forgiven by Hainan and the remaining balance payable to Hainan of ¥2,526,595 was offset against the receivable from Hainan discussed above of that same amount. The forgiveness of debt from this related party was recognized as a contribution to capital.

NOTE 8. INCOME TAXES

To date, the Company has not been subject to any income taxes in the United States or the Cayman Islands. Enterprises with foreign investment and foreign enterprises doing business in the People’s Republic of China (PRC) are generally subject to federal (state) enterprise income tax at a rate of 30% and a local income tax at a rate of 3%; however, due to the Company’s location in a State Standard High Technology Development Zone, the Company was granted a certification of High Technology Enterprise and will be taxed at a 15% federal rate for taxable income generated after 2001 and will be exempt from local tax. In addition, e-future Beijing is located in the Beijing Zhongguanchun High Technology Development Zone. Therefore, it was exempt from 50% of the federal tax during 2003 through 2005. Since e-future Beijing has foreign invested capital, it is allowed a deduction for operating loss carry forwards for up to five years.

The Company had minimal operations in jurisdictions other than the PRC. Income (loss) before income taxes consists of:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
PRC	¥4,906,218	¥5,707,988	¥8,396,431	$1,075,899
Cayman Islands	(381,028)	(237,725)	(291,705)	(37,378)

Net income	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

The provision for income taxes was as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
Current tax before benefit of operating loss carry forwards	¥705,869	¥1,020,641	¥1,332,590	$170,755
Benefit of operating loss carry forwards	(705,869)	(1,020,641)	(1,332,590)	(170,755)

Total provision for income taxes	¥—	¥—	¥—	$—

The reconciliation of income tax (benefit) computed by applying the statutory income tax rate to pre-tax income (loss) to the actual tax (benefit) is as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
Income tax computed at federal statutory tax rate (30%)	¥1,357,557	¥1,641,079	¥2,431,418	$311,556
Non-deductible expenses	114,308	71,318	56,720	7,268
Effect of lower actual tax rates	(735,932)	(856,198)	(1,244,069)	(159,412)
Valuation allowance	(735,933)	(856,199)	(1,244,069)	(159,412)

Total income tax	¥—	¥—	¥—	$—

The components of the deferred income tax asset were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2006
	2005	2006
			(Unaudited)
Net operating loss carry forwards	¥3,099,458	¥1,038,193	$133,032
Bad debt allowance and write offs	342,672	515,056	65,998
Deferred revenue	83,863	—	—
Valuation allowance	(3,525,993)	(1,553,249)	(199,030)

Net Deferred Tax Asset	¥—	¥—	$—

At December 31, 2006, the Company had operating loss carry forwards that will expire, if unused, as follows:

Expire December 31:
2007	¥6,230,690
2008	690,598

¥6,921,288

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

NOTE 9. NOTES PAYABLE AND CONTINGENCIES

Short-Term Loan – In February 2005, the Company entered into a short-term loan for ¥2,800,000 which required a guarantor, was due in February 2006 and bore interest at 5.58 percent. The loan was paid in full during January 2006. The Company loaned the unrelated guarantor ¥800,000 under the same terms. The guarantor also paid this loan in full during January 2006.

In March 2005, the Company entered into a short-term loan for ¥350,000 which was due in May 2005 and bore interest at 0.72 percent. The loan was paid in May 2005.

Operating Lease Agreements – The Company leases offices in Beijing and Shanghai. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2006, were as follows:

	Yuan	U.S. Dollars
		(Unaudited)
2007	¥848,760	$108,758
2008	152,790	19,578

Total	¥1,001,550	$128,336

The Company incurred rental expense, of ¥1,848,113, ¥2,039,835 and ¥1,625,148 ($208,243) during the years ended December 31, 2004, 2005 and 2006, respectively.

Software Infringement Indemnity – Standard software license agreements contain an infringement indemnity clause under which the company agrees to indemnify and hold harmless customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringements by their software products. The terms constitute a form of guarantee that is subject to the provisions of Financial Accounting Standards Board Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others. The estimated liability under the guarantee is zero.

Litigation – In August 2002, the Company was sued for the termination of contracts between the Company and another party. The other party sued for costs and losses in the amount of ¥665,500 ($82,464). The case is currently in the procedure of first instance or first trial.

In the administration of adjudication of Civil litigations in the PRC, the people’s courts adopt the system whereby a case shall be finally decided after at most two trials, which are called first instance and second instance respectively. This means: (a) Judgments or orders of the first instance shall come from a local people’s court, and a party may bring an appeal only once to the people’s court at the next higher level; (b)Judgments or orders of the first instance of the local people’s courts at various levels become legally effective if, within the prescribed period for appeal, no party makes an appeal; (c)judgments and orders of the court of the second instance, if any, shall be seen as final decisions of the case and cannot be appealed, however, any judgments and orders rendered by the Supreme People’s Court as the court of the first instance shall become immediately legally effective. This case is not with the Supreme People’s Court.

The Company has accrued ¥665,500 in accrued expenses. There might be additional expenses related to this claim but it is impossible for management to forecast all of the possibilities related to this case. The additional expenses that could be incurred include: additional accrued interest expense, execution (of the legally effective legal documents) expenses of the case and accepting fee of People’s Court(s).

Management has considered the likely out come of this case based on past experience with similar cases and determined that the total amount of estimated costs should be accrued and expensed as a result of the claim. There could be additional costs related to the case which can not be estimated at this time.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

Concentration of suppliers – During the year ended December 31, 2006, the Company’s purchases from three suppliers accounted for approximately 40%, 15% and 10% of product purchases, respectively. No concentration of suppliers existed during the years ended December 31, 2004 or 2005.

NOTE 10. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

			U.S. Dollars
	Chinese Yuan (Renminbi)		December 31,
	2005	2006	2006
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	¥7,393	¥33,399,189	$4,279,698

Total current assets	7,393	33,399,189	4,279,698

Non-current assets
Investments in and amounts due from subsidiary	10,529,865	30,948,777	3,965,706
Prepaid expense	—	325,171	41,666
Deferred offering costs	2,009,360	—	—

Total non-current assets	12,539,225	31,273,948	4,007,372

Total assets	¥12,546,618	¥64,673,137	$8,287,070

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	¥454,300	¥124,148	$15,907

Total current liabilities	454,300	124,148	15,907

Shareholders’ equity
Ordinary shares, $0.0756 U.S. Dollars (¥0.6257) par value; 6,613,756 shares authorized; 1,500,000 and 2,633,500 shares outstanding, respectively	938,550	1,647,781	211,143
Additional paid-in capital	33,592,443	77,726,236	9,959,667
Statutory reserves	3,084,020	3,084,020	395,179
Accumulated other comprehensive loss, foreign currency translation	—	(491,079)	(62,926)
Accumulated deficit	(25,522,695)	(17,417,969)	(2,231,900)

Total shareholders’ equity	12,092,318	64,548,989	8,271,163

Total liabilities and shareholders’ equity	¥12,546,618	¥64,673,137	$8,287,070

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

Condensed statements of operations

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,

	2004	2005	2006	2006
				(Unaudited)
General and administrative expense	¥(34,932)	¥(983)	¥(401,123)	$(51,400)

Operating loss	(34,932)	(983)	(401,123)	(51,400)

Equity in profit of subsidiary	4,906,218	5,707,988	8,396,431	1,075,900
Interest income	—	—	109,418	14,021
Interest expense	(346,096)	(236,742)	—	—

Net income	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521

Condensed cash flow statements

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended December 31,
	For the Years Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in profit of subsidiary	(4,906,218)	(5,707,988)	(8,396,431)	(1,075,900)
Interest on notes payable contributed by shareholders	346,096	236,742	—	—
Expenses paid by subsidiary on behalf of parent	34,928	(446,035)	(11,433,110)	(1,465,013)
Changes in assets and liabilities
Prepaid expenses	—	—	(330,717)	(42,377)
Accrued expenses	—	454,300	(889,691)	(114,003)

Net cash provided by (used in) operating activities	(4)	7,282	(12,945,223)	(1,658,772)

Cash flows from investing activities:
Payment on amount due to related company	—	(575,723)	—	—

Net cash used in investing activities	—	(575,723)	—	—

Cash flows from financing activities:
Issuance of shares for cash	—	—	47,128,495	6,038,940
Proceeds from subscription receivable	—	575,722	—	—

Net cash used in investing activities	—	575,722	47,128,495	6,038,940

Effect of exchange rate changes on cash	—	—	(791,476)	(101,418)
Net (decrease) increase in cash	(4)	7,281	33,391,796	4,278,750
Cash and cash equivalents at beginning of year	116	112	7,393	948

Cash and cash equivalents at end of year	¥112	¥7,393	¥33,399,189	$4,279,698

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006 is Unaudited)

Basis of presentation

For the purposes of the presentation of e-Future Information Technology Inc.’s (the Parent) condensed financial information, the Parent has recorded its investment in e-Future Beijing (the Subsidiary) under the equity method of accounting as prescribed in APB opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

The profit from the subsidiary is reflected on the condensed statements of operations as equity in profit of subsidiary.

Under PRC laws and regulations, there are restrictions on the subsidiary transferring certain of its net assets to the Parent either in the form of dividends, loans or advances. The amounts restricted include statutory reserves of e-Future Beijing totaling ¥3,084,020 as of December 31, 2006.